# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: HENRY SCHEIN INC, CIK 0001000228
CUSIP: 806407102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 135 Duryea Road, Melville, New York (NY), 11747
Date of event which requires filing of this statement: 03/10/2025
Filed by CIK 0002060445
Persons authorized to receive notices and communications: Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, (212) 750-8300

## Reporting persons
- KKR Hawaii Aggregator L.P. (CIK 0002060445): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,628,344; shared voting power 0; sole dispositive power 11,628,344; shared dispositive power 0; aggregate amount beneficially owned 11,628,344 (9.4% of the class)
- KKR Hawaii Aggregator GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,628,344; shared voting power 0; sole dispositive power 11,628,344; shared dispositive power 0; aggregate amount beneficially owned 11,628,344 (9.4% of the class)
- KKR North America Fund XIII SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 11,628,344; shared voting power 0; sole dispositive power 11,628,344; shared dispositive power 0; aggregate amount beneficially owned 11,628,344 (9.4% of the class)
- KKR Associates North America XIII SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 11,628,344; shared voting power 0; sole dispositive power 11,628,344; shared dispositive power 0; aggregate amount beneficially owned 11,628,344 (9.4% of the class)
- KKR North America XIII S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 11,628,344; shared voting power 0; sole dispositive power 11,628,344; shared dispositive power 0; aggregate amount beneficially owned 11,628,344 (9.4% of the class)
- KKR North America XIII Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 11,628,344; shared voting power 0; sole dispositive power 11,628,344; shared dispositive power 0; aggregate amount beneficially owned 11,628,344 (9.4% of the class)
- MH Sub I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- Indigo Intermediate Co II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- IB Aggregator II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Indigo Aggregator III GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Americas Fund XII (Indigo) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Associates Americas XII AIV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Americas XII AIV GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 12,016,714; shared voting power 0; sole dispositive power 12,016,714; shared dispositive power 0; aggregate amount beneficially owned 12,016,714 (9.7% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 12,016,714; shared voting power 0; sole dispositive power 12,016,714; shared dispositive power 0; aggregate amount beneficially owned 12,016,714 (9.7% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 12,016,714; shared voting power 0; sole dispositive power 12,016,714; shared dispositive power 0; aggregate amount beneficially owned 12,016,714 (9.7% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 12,016,714; shared voting power 0; sole dispositive power 12,016,714; shared dispositive power 0; aggregate amount beneficially owned 12,016,714 (9.7% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 12,016,714; shared voting power 0; sole dispositive power 12,016,714; shared dispositive power 0; aggregate amount beneficially owned 12,016,714 (9.7% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 12,016,714; sole dispositive power 0; shared dispositive power 12,016,714; aggregate amount beneficially owned 12,016,714 (9.7% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 12,016,714; sole dispositive power 0; shared dispositive power 12,016,714; aggregate amount beneficially owned 12,016,714 (9.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: HENRY SCHEIN INC
Address of issuer's principal executive offices: 135 Duryea Road, Melville, New York (NY), 11747
Comment: This Statement on Schedule 13D (this "Schedule 13D") relates to common stock, par value $0.01 per share (the "Common Stock"), of Henry Schein, Inc. (the "Issuer"), a Delaware corporation.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by:

(i) KKR Hawaii Aggregator L.P., a Delaware limited partnership;

(ii) KKR Hawaii Aggregator GP LLC, a Delaware limited liability company;

(iii) KKR North America Fund XIII SCSp, a societe en commandite speciale governed by the laws of the Grand Duchy of Luxembourg;

(iv) KKR Associates North America XIII SCSp, a societe en commandite speciale governed by the laws of the Grand Duchy of Luxembourg;

(v) KKR North America XIII S.a r.l., a societe a responsabilite limitee governed by the laws of the Grand Duchy of Luxembourg;

(vi) KKR North America XIII Holdings Limited, a Cayman Islands exempted company;

(vii) MH Sub I, LLC, a Delaware limited liability company;

(viii) Indigo Intermediate Co II, LLC, a Delaware limited liability company;

(ix) IB Aggregator II L.P., a Delaware limited partnership;

(x) KKR Indigo Aggregator III GP LLC, a Delaware limited liability company;

(xi) KKR Americas Fund XII (Indigo) L.P., a Delaware limited partnership;

(xii) KKR Associates Americas XII AIV L.P., a Delaware limited partnership;

(xiii) KKR Americas XII AIV GP LLC, a Delaware limited liability company;

(xiv) KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;

(xv) KKR Group Holdings Corp., a Delaware corporation;

(xvi) KKR Group Co. Inc., a Delaware corporation;

(xvii) KKR & Co. Inc., a Delaware corporation;

(xviii) KKR Management LLP, a Delaware limited liability partnership;

(xix) Henry R. Kravis, a United States citizen; and

(xx) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xx) are collectively referred to herein as the "Reporting Persons").

KKR Hawaii Aggregator GP LLC is the general partner of KKR Hawaii Aggregator L.P. KKR North America Fund XIII SCSp is the sole member of KKR Hawaii Aggregator GP LLC. KKR Associates North America XIII SCSp is the general partner of KKR North America Fund XIII SCSp. KKR North Americas XIII S.a r.l. is the general partner of KKR Associates North America XIII SCSp. KKR North America XIII Holdings Limited is the sole shareholder of KKR North America XIII S.a r.l.

Indigo Intermediate Co II, LLC is the sole member of MH Sub I, LLC. IB Aggregator II L.P. is the sole member of Indigo Intermediate Co II, LLC. KKR Indigo Aggregator III GP LLC is the controlling general partner of IB Aggregator II L.P. KKR Americas Fund XII (Indigo) L.P. is the sole member of KKR Indigo Aggregator III GP LLC. KKR Associates Americas XII AIV L.P. is the general partner of KKR Americas Fund XII (Indigo) L.P. KKR Americas XII AIV GP LLC is the general partner of KKR Associates Americas XII AIV L.P.

KKR Group Partnership L.P. is the sole shareholder of KKR North America XIII Holdings Limited and the sole member of KKR Associates Americas XII AIV L.P. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR Group Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR & Co. Inc. is the sole shareholder of KKR Group Co. Inc. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Joseph Bae, Scott Nuttall, Robert Lewin, Ryan Stork, Dane Holmes, and Kathryn King Sudol is an executive officer of KKR Group Holdings Corp. and KKR Group Co. Inc. The directors of KKR Group Holdings Corp. and KKR Group Co. Inc. are Messrs. Bae, Nuttall, Lewin, and Stork and Ms. Sudol.

The executive officers of KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Stork, and Holmes and Ms. Sudol. The directors of KKR & Co. Inc. are listed on Annex A attached hereto, which is incorporated herein by reference ("Annex A").

Each of Messrs. Bae, Nuttall, Stork, and Holmes and Ms. Sudol is a United States citizen, and Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.4.
Residence or business address:
The address of the business office of MH Sub I, LLC and Indigo Intermediate Co II, LLC is 909 N. Pacific Coast Hwy., 11th floor, El Segundo, CA 90245. The address of the business office of each of the other Reporting Persons and the other individuals named in this Item 2, unless as otherwise noted below, is:

30 Hudson Yards
New York, New York 10001

The address of the principal business office of Messrs. Kravis, Bae, Nuttall, Lewin, and Stork and Ms. Sudol is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

The address of the principal business office of Mr. Holmes is:

c/o Kohlberg Kravis Roberts & Co. L.P.
555 California Street, 50th Floor
San Francisco, CA 94104

The address of the business office of each of the individuals listed on Annex A (other than Messrs. Kravis, Roberts, Bae, and Nuttall) is listed therein.
Present principal occupation or employment:
KKR Hawaii Aggregator L.P. is principally engaged in making investments. MH Sub I, LLC is principally engaged in the business of digital media, marketing and software services. KKR Hawaii Aggregator GP LLC, KKR North America Fund XIII SCSp, KKR Associates North America XIII SCSp, KKR North America XIII S.a r.l., KKR North America XIII Holdings Limited, Indigo Intermediate Co II, LLC, IB Aggregator II L.P., KKR Indigo Aggregator III GP LLC, KKR Americas Fund XII (Indigo) L.P., KKR Associates Americas XII AIV L.P. and KKR Americas XII AIV GP LLC are principally engaged in the business of being a general partner, controlling general partner or sole member, as described above and managing investments through other partnerships and limited liability companies. KKR Group Partnership L.P., KKR Group Holdings Corp., KKR Group Co. Inc., KKR & Co. Inc., and KKR Management LLP are principally engaged in being holding companies.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Stork, and Holmes and Ms. Sudol is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Tarheel Investors II L.P., an affiliate of the Reporting Persons, transferred to KKR Hawaii Aggregator L.P. 11,628,344 shares of Common Stock that Tarheel Investors II L.P. received on March 13, 2025 upon physical settlement of a total return swap ("Swap"). Tarheel Investors II L.P. acquired such shares of Common Stock pursuant to the Swap for an effective purchase price of approximately $74.75 per share. In addition, 350,166 shares of Common Stock that remain subject to the Swap will be physically settled upon the satisfaction or waiver of certain conditions and transferred by Tarheel Investors II L.P. to KKR Hawaii Aggregator L.P. at such time. The source of funds used to acquire the reported shares of Common Stock was capital contributions of the Reporting Persons and/or their respective partners, members and other affiliates.

MH Sub I, LLC acquired 388,370 shares of Common Stock between February 21, 2023 and July 17, 2024 for an aggregate purchase price of approximately $24 million. MH Sub I, LLC purchased such shares of Common Stock with cash on its balance sheet.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the agreements described herein and various factors, including but not limited to the Issuer's financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons' ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. The Reporting Persons may, from time to time, acquire, or cause affiliates to acquire, additional or all shares of Common Stock or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).

In addition, the Reporting Persons have engaged and intend to continue to engage in discussions with management or the board of directors of the Issuer about its business, operations, strategy, plans and prospects, from time to time.

In accordance with the Partnership Agreement (as defined below), subject to certain conditions, Max Lin, an employee of Kohlberg Kravis Roberts & Co. L.P. or one or more of its affiliates, and William K. "Dan" Daniel, an advisor of Kohlberg Kravis Roberts & Co. L.P. or one or more of its affiliates, will be appointed to the Issuer's board of directors (the "Board") as designees of KKR Hawaii Aggregator L.P. As directors, they may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions that would result in or relate to any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, with respect to the Issuer, the foregoing is subject to change at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The response of the Reporting Persons to rows 11 and 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

The Reporting Persons beneficially own an aggregate of 12,016,714 shares of Common Stock, representing approximately 9.7% of the outstanding shares of Common Stock of the Issuer. The Reporting Persons' beneficial ownership consists of: (i) 11,628,344 shares of Common Stock held directly by KKR Hawaii Aggregator L.P., and (ii) 388,370 shares of Common Stock held directly by MH Sub I, LLC. Calculations of the Common Stock beneficially owned are based on an aggregate of 124,176,781 shares of Common Stock outstanding as of February 18, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2025.

KKR Hawaii Aggregator GP LLC (as the general partner of KKR Hawaii Aggregator L.P.), KKR North America Fund XIII SCSp (as the sole member of KKR Hawaii Aggregator GP LLC), KKR Associates North America XIII SCSp (as the general partner of KKR North America Fund XIII SCSp), KKR North America XIII S.a r.l. (as the general partner of KKR Associates North America XIII SCSp), KKR North America XIII Holdings Limited (as the sole shareholder of KKR North America XIII S.a r.l.), KKR Group Partnership L.P. (as the sole shareholder of KKR North America XIII Holdings Limited), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein as being held directly by KKR Hawaii Aggregator L.P.

Indigo Intermediate Co II, LLC (as the sole member of MH Sub I, LLC), IB Aggregator II L.P. (as the sole member of Indigo Intermediate Co II, LLC, KKR Indigo Aggregator III GP LLC (as the controlling general partner of IB Aggregator II L.P.), KKR Americas Fund XII (Indigo) L.P. (as the sole member of KKR Indigo Aggregator III GP LLC), KKR Associates Americas XII AIV L.P. (as the general partner of KKR Americas Fund XII (Indigo) L.P.), KKR Americas XII AIV GP LLC (as the general partner of KKR Associates Americas XII AIV L.P.), KKR Group Partnership L.P. (as the sole member of KKR Americas XII AIV GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein as being held directly by MH Sub I, LLC as a result of such sole member, controlling general partner, general partner, sole shareholder, preferred stockholder or founding partner relationship, as applicable, but each disclaims beneficial ownership of such securities.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The response of the Reporting Persons to rows 7 through 10 on the cover pages of this Schedule 13D are incorporated by reference herein. See Item 5(a) above.
Transactions in the class effected during the past sixty days: Item 3 hereof and Annex B attached hereto, which are incorporated herein by reference, set forth all transactions with respect to the shares of Common Stock effected during the past 60 days by any of the Reporting Persons. Except as otherwise set forth herein, no Reporting Person, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2, has engaged in any transaction in Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
PARTNERSHIP AGREEMENT

On January 29, 2025, the Issuer entered into a Strategic Partnership Agreement (the "Partnership Agreement") with KKR Hawaii Aggregator L.P. (together with certain permitted transferees of the Private Placement Shares (as defined below), the "Investor").

Private Placement of Common Stock

Pursuant to the Partnership Agreement, the Issuer agreed to issue and sell in a private placement to the Investor 3,285,152 shares of its Common Stock (the "Private Placement Shares") for an aggregate purchase price of $250 million at a purchase price per share of approximately $76.10 (the "Investment"). The Investment is subject to the satisfaction of customary conditions set forth in the Partnership Agreement, including, among other things, obtaining clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any applicable foreign regulatory approvals.

Changes to the Board of Directors

Pursuant to the Partnership Agreement, the Issuer agreed, among other things, to appoint two designees of the Investor to serve on the Board (the "Designees"). The initial Designees are to be Max Lin and William K. "Dan" Daniel. Mr. Lin will be appointed to the Board following the satisfaction of certain regulatory conditions. Mr. Daniel will be appointed to the Board at such time as the Investor first acquires beneficial ownership and voting power over at least 11,978,510 shares of Common Stock. In connection with the appointment of each of Mr. Lin and Mr. Daniel, the Board will, in each case, expand the size of the Board by one, and the Issuer has further agreed that size of the Board shall be no greater than 14 members from the conclusion of the Issuer's 2025 annual meeting of stockholders (the "2025 Annual Meeting") until the expiration of the Term (as defined below).

Each of the Designees will also be nominated by the Board to stand for election at the 2025 Annual Meeting for a term expiring at the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting"). The Partnership Agreement provides customary rights to the Investor to designate replacement directors that are reasonably acceptable to the Board in the event either of the Designees cease to serve as directors under certain circumstances. If the Investor ceases to beneficially own and have the right to vote at least 7.5% of the Issuer's then-outstanding shares of Common Stock, one Designee (or replacement thereof) shall immediately resign and the designation and replacement rights with respect to such Designee shall fall away. If the Investor ceases to beneficially own and have the right to vote at least 5% of the Issuer's then-outstanding shares of Common Stock, each Designee (or replacement thereof) shall immediately resign and the designation and replacement rights shall fall away.

The Investor is entitled to make an election to extend, among other things, its director nomination rights under the Partnership Agreement for an additional year (an "Extension Election"). If the Investor makes an Extension Election, the Designees will be nominated by the Board to stand for election at the 2026 Annual Meeting for a term expiring at the Issuer's 2027 annual meeting of stockholders (the "2027 Annual Meeting").

Following each of their appointments to the Board, Mr. Lin and Mr. Daniel will be appointed to the following committees of the Board: Mr. Lin will be appointed to the Nominating and Governance Committee as Vice Chair; Mr. Daniel will be appointed to the Compensation Committee; and each of Mr. Lin and Mr. Daniel will be appointed to the Strategic Advisory Committee.

Other

The Investor has agreed to abide by certain customary standstill restrictions and voting commitments contained in the Partnership Agreement, which shall continue through the later of (i) the earlier of (x) 30 days prior to the opening of the director nomination window for the 2026 Annual Meeting or (y) February 20, 2026, or (ii) if the Investor makes an Extension Election, the earlier of (x) 30 days prior to the opening of the director nomination window for the 2027 Annual Meeting or (y) February 20, 2027 (the "Term"), except that the standstill commitments will continue for so long as any Designee remains on the Board.

The Partnership Agreement contains representations and warranties by the Issuer and the Investor and certain covenants of the Issuer and the Investor, and other rights, obligations and restrictions, in each case for the sole benefit of the Issuer and the Investor, respectively.

REGISTRATION RIGHTS AGREEMENT

Pursuant to the Partnership Agreement, on the closing date of the Investment, the Issuer and the Investor will enter into a registration rights agreement (the "Registration Rights Agreement"), providing for certain customary registration rights with respect to the shares of Common Stock owned by the Investor. In addition, the Company will agree to certain customary indemnification provisions relating to indemnification for any material misstatements or omissions by the Company in connection with the registration of such shares.

The description of the Partnership Agreement and the Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
99.1 Annex A - List of Directors and Officers.
99.2 Annex B - Transactions in Securities during the past 60 days.
99.3 Powers of Attorney.
99.4 Joint Filing Agreement by and among the Reporting Persons.
Exhibit A Strategic Partnership Agreement, dated as of January 29, 2025, by and between the Issuer and KKR Hawaii Aggregator L.P. (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on January 29, 2025).
Exhibit B Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on January 29, 2025).

## Signatures
- KKR Hawaii Aggregator L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Hawaii Aggregator GP LLC, its general partner (03/17/2025)
- KKR Hawaii Aggregator GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (03/17/2025)
- KKR North America Fund XIII SCSp: /s/ Christopher Lee, Christopher Lee, Authorized Signatory, KKR North America XIII S.a r.l., GP of KKR Associates North America XIII SCSp, its general partner (03/17/2025)
- KKR Associates North America XIII SCSp: /s/ Christopher Lee, Christopher Lee, Authorized Signatory, KKR North America XIII S.a r.l., its general partner (03/17/2025)
- KKR North America XIII S.a r.l.: /s/ Christopher Lee, Christopher Lee, Authorized Signatory (03/17/2025)
- KKR North America XIII Holdings Limited: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (03/17/2025)
- MH Sub I, LLC: /s/ B. Lynn Walsh, B. Lynn Walsh, Secretary (03/17/2025)
- Indigo Intermediate Co II, LLC: /s/ B. Lynn Walsh, B. Lynn Walsh, Secretary (03/17/2025)
- IB Aggregator II L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Indigo Aggregator III GP LLC, its controlling general partner (03/17/2025)
- KKR Indigo Aggregator III GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (03/17/2025)
- KKR Americas Fund XII (Indigo) L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Americas XII AIV GP LLC, GP of KKR Associates Americas XII AIV L.P., its general partner (03/17/2025)
- KKR Associates Americas XII AIV L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Americas XII AIV GP LLC, its general partner (03/17/2025)
- KKR Americas XII AIV GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (03/17/2025)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Holdings Corp., its general partner (03/17/2025)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (03/17/2025)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (03/17/2025)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (03/17/2025)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (03/17/2025)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (03/17/2025)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (03/17/2025)